Mail Stop 3561

September 4, 2008

Via Facsimile and U.S. Mail

Ms. Sandra A. Knell
  Chief Financial Officer
THE COAST DISTRIBUTION SYSTEM, INC.
350 Woodview Avenue
Morgan Hill, California  95037

       **Re:**    **The Coast Distribution System, Inc.**
                **Form 10-K for the year ended December 31, 2007**
                **Filed March 31, 2008**
                **File No. 1-09511**

Dear Ms. Knell:

       We have reviewed your filing and have the following comments.  We think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2007)

Critical Accounting Policies and Use of Estimates, page 16

Long-Lived and Intangible Assets

1.      Consider revising this paragraph to separately address the (a) impairment of "Goodwill and Other Intangible Assets," pursuant to SFAS No. 142, and (b) "Accounting for the Impairment or Disposal of Long-Lived Assets," pursuant to SFAS No. 144.  Your current disclosure combines the impairment of long-lived assets and intangible assets referencing SFAS No. 142.  Please also revise the disclosures in Note A(6) to the audited financial statements.

Liquidity and Capital Resources, page 23

2.      See the section heading, "Contractual Obligations." Please expand the first paragraph to discuss your regional distribution center leases that were set to expire in 2008 and also those that will expire in 2009, as shown under Item 2. Properties of the Form 10-K.  In this regard, indicate your plans to continue operations from those centers, either by renewal, purchase, other, or closure, etc.  It appears there are about 10 of the 14 total leases that are set to expire during this period.

3.      Further, expand the tabular presentation of contractual obligations to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations.  You may determine the appropriate methodology to estimate the interest payments.  Your methodology and significant assumptions should be disclosed in a footnote to the table.  If the amount of interest on variable rate debt cannot be reliably estimated, please expand footnote (1) to the table to disclose this fact and state the significant terms of the obligations.  We note you have disclosed the interest rates in Note C to the audited financial statements.

Financial Statements

Note A:  Summary of Significant Accounting Policies

Inventories, page 34

4.      As inventories represent a significant portion of your total assets, consider providing a table that classifies the inventories into one or more categories, as appropriate.  Also disclose in the footnotes, the amount of the allowance for inventory obsolescence as of each balance sheet date.  We note that Schedule II provides the obsolescence amounts along with the activity during the period.

5.      We note from the narrative discussion on page 4 that you rely on independent freight companies to ship your products to customers.  Please tell us how your accounting

complies with EITF No. 00-10.  In addition, it appears that additional disclosures may be required under paragraph 6 of that EITF.  Please revise or advise.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief